Exhibit 99.2

Movistar Begins Selling Turbo Energy’s “Do It Yourself” GoSolar, the Most Compact Photovoltaic Solution Available

GoSolar complements Turbo Energy’s range of available products.

VALENCIA, Spain – Dec. 11, 2023 (GLOBE NEWSWIRE) -- In an exciting step towards a more sustainable future, Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a Valencia-based company specializing in photovoltaic energy storage solutions, today announced that Movistar has launched Turbo Energy’s GoSolar offering for sale this week through Movistar’s energy branch, Solar360.

Movistar, a telecommunications leader in Spain and Latin America, has been recognized as one of the world’s top 500 most valuable companies in the 2023 Global 500 rankings by Brand Finance. This highlights Movistar’s commitment to innovation and sustainability, aligning with Turbo Energy’s pursuit of cleaner and more efficient solutions in the field of photovoltaic generation.

GoSolar by Turbo Energy is a revolutionary solution consisting of a small microinverter and lightweight, flexible panels that can be plugged into any household outlet, allowing end-users to install the device themselves without requiring special permits or the assistance of professional installers.

This product is designed to offer an affordable solution to any user profile in locations with solar exposure, aiming to reduce home electricity costs and minimize their carbon footprint. GoSolar complements Turbo Energy’s range of available products, which spans from this small “Do it yourself” kit to the industrial version launched in 2023, as well as the successful all-in-one residential version. All Turbo Energy products come with a mobile application designed for end-users, enabling them to monitor their system’s energy usage and customize its operations accordingly. Through the use of Artificial Intelligence from a cloud platform, Turbo Energy optimizes the use of the generated photovoltaic energy and gathers data to provide increasingly efficient individual and community clean energy services.

“It is very gratifying for us to see that Movistar, a leading home-services brand, is committed to Turbo Energy,” said Mariano Soria, General Manager of Turbo Energy. “It encourages us to continue researching and developing products that contribute to the sustainable reduction of energy costs for thousands of homes and businesses.”

About Turbo Energy, S.A.:

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The Company develops innovative solutions that allow end users to harness the full potential of solar energy and reduce their electricity costs. With a combination of artificial intelligence and advanced technology, Turbo Energy is paving the way towards a more sustainable and energy-efficient future. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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